Exhibit 99.1

UCLOUDLINK GROUP INC. Announces 10% Strategic Equity Investment

in A Mobile Virtual Network Operator

Hong Kong, November 9, 2020 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, announced today that the Company completed the acquisition of a 10% stake in Beijing Huaxiang Lianxin Technology Co., Ltd. (“Huaxiang Lianxin”) after this investment in a series of transactions pursuant to the share purchase agreement (the “SPA”) signed on February 28, 2019 between UCLOUDLINK, and shareholders of Huaxiang Lianxin including Tianjin Dongye Technology Co., Ltd. (Tianjin Dongye) and Shanghai Wenhou Investment Management Co., Ltd. (Shanghai Wenhou).

Established in 2013, Huaxiang Lianxin is a mobile virtual network operator (“MVNO”) that has mobile resale contracts with both China Mobile and China Unicom. In addition, it has a virtual operator license compliant with guidance and regulations issued by the Ministry of Industry and Information Technology of the People's Republic of China. With its own research & development and operations team, Huaxiang Lianxin has developed an advanced proprietary support system for its mobile data resale business.

“The strategic investment in Huaxiang Lianxin is an important component of our global investment.” said Chaohui Chen, Director and CEO of UCLOUDLINK. “This strategic investment will help us further develop our local business in mainland China faster and better, aiming to provide services to both users and carriers with better network quality and connection, enabling not just “connected” but “superior connection” and elevate users’ experience. We will continue to build our global ecosystem with the alliance of our business partners to provide PaaS and SaaS services to form a complete value cycle at serving our business partners’ needs.”

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, all while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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